Christine Wolf SVP & Chief Human Resources Officer Phone: 412-454-2376 Email: cwolf@wesco.com

May 28, 2020
Theodore A. Dosch
226 Northbridge Ct.
Benton Harbor, MI 49022

Dear Ted:
    We are very excited about the transformational combination of WESCO International, Inc. (the “Company”) and Anixter International Inc. (“Anixter”). It presents a once-in-a-lifetime opportunity to create the premier electrical and data communications distribution company, and we believe that your major leadership role in the organization will be a key to its future success. Together, we can create tremendous value for our stockholders, our world-class suppliers and customers, and our employees. I am pleased to extend this offer for you to become the Executive Vice President Strategy & Chief Transformation Officer of our company after the completion of the transaction.
Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Warrior Merger Sub, Inc. (“Merger Sub”), and Anixter dated as of January 10, 2020, pursuant to which Merger Sub will merge with and into Anixter (the “Merger”), with Anixter surviving as a wholly owned subsidiary of the Company. This letter (this “Letter”) is intended to memorialize our agreement regarding the terms of your employment with the Company, and your related compensation and benefits, upon and following the closing of the Merger (the “Closing”). In the event that (i) your employment with Anixter terminates for any reason prior to the date on which the Closing occurs (the “Effective Date”), or (ii) the Merger Agreement is terminated without the occurrence of the Merger, this Agreement (as defined below) will be void ab initio and will have no further force or effect and none of the parties will have any obligations hereunder. Capitalized terms used but not otherwise defined herein will have the meanings given to them in the Merger Agreement.
1.    Employment Terms. Effective as of the Effective Date, the principal terms of your compensation and benefits in connection with your employment with the Company will be as set forth on Exhibit A to this Letter (the “Term Sheet” and together with this Letter and Exhibit B hereto, this “Agreement”).
2.    Restrictive Covenants. As a condition of your continued employment with the Company following the Effective Date and your entitlement to receive the compensation and benefits set forth in the Term Sheet, you hereby acknowledge and agree that you are and shall continue to be subject to restrictive covenants set forth in Section 7 of the Change of Control Severance Agreement between you and Anixter dated as of September 4, 2014 (the “CIC
WESCO Distribution, Inc. 225 W. Station Square Drive, Suite 700 Pittsburgh, PA 15219-1122 www.wesco.com

Agreement”) as modified, augmented and set forth in Exhibit B hereto (the “Restrictive Covenants”).
3.    Certain Reductions Due to Section 280G. Notwithstanding any provision of this Agreement to the contrary, in the event it shall be (or is subsequently) determined that any payment, benefit or acceleration of vesting by the Company or Anixter to you or for your benefit (whether pursuant to the terms of this Agreement or otherwise) (“Potential Parachute Payments”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) or any similar tax payable under any United States federal, state, local, foreign or other law (“Excise Taxes”), then the Potential Parachute Payments shall be reduced to an amount that is one dollar less than the smallest amount that would give rise to such excise tax (the “Reduced Amount”) if and only if such Reduced Amount would be greater than the net after-tax proceeds (taking into account both the Excise Tax and any interest or penalties payable by you with respect thereto) of the unreduced Potential Parachute Payments payable to you. If any Potential Parachute Payments are required to be reduced pursuant to this paragraph, there shall be no discretion in the ordering of the Potential Parachute Payments so reduced, and such reductions shall be applied first to the amount of the Cash Retention Award (as defined in the Term Sheet), and if further reductions are necessary, such reductions shall be applied on a prorated basis to all other Potential Parachute Payments.
4.    Section 409A. It is intended that the payments and benefits provided under this Agreement will be exempt from the application of, or comply with, the requirements of Section 409A of the Code. This Agreement will be construed in a manner that effects such intent to the greatest extent possible. However, the Company shall not be held liable for any taxes, interests or penalties that you owe with respect to any payments or benefits provided under this Agreement. With respect to any amounts payable hereunder in installments, each installment shall be treated as a separate payment for purposes of Section 409A of the Code. For purposes of any payment due hereunder upon a termination of employment that is subject to the provisions of Section 409A of the Code, such phrase or any similar phrase shall mean a “separation from service” as defined by the default provisions of Treasury Regulation 1.409A-1(h). Notwithstanding any other provision of this Agreement to the contrary, if you are a “specified employee” within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute “nonqualified deferred compensation” subject to Section 409A of the Code that would otherwise be payable by reason of your separation from service during the six-month period immediately following such separation from service shall instead be paid or provided on the first business day following the date that is six months following your separation from service. If you die following your separation from service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of your estate within 30 days following the date of your death.
5.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal laws of the State of Delaware will control the
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interpretation and construction of this Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.
6.    Arbitration. Except with respect to claims for breach of the Restrictive Covenants, for which the Company may seek enforcement in any court having competent jurisdiction at its election, any dispute arising between you and the Company with respect to the validity, performance or interpretation of this Agreement shall be submitted to and determined in binding arbitration before a panel of three arbitrators in Pittsburgh, Pennsylvania, for resolution in accordance with the rules of the American Arbitration Association, modified to provide that the decision of the arbitrators shall be binding on the parties; shall be furnished in writing, separately and specifically stating the findings of fact and conclusions of law on which the decision is based; shall be kept confidential by the arbitrators and the parties; and shall be rendered within 60 days following the arbitrators being impaneled. You shall bear your, and the Company shall bear its, own costs and expenses associated with the arbitration. The arbitrators shall be selected in accordance with the rules of the American Arbitration Association.
7.    Entire Agreement; Amendments. This Agreement represents the complete understanding between you and the Company regarding the subject matter of this Agreement. Effective as of the Effective Date, this Agreement supersedes the CIC Agreement in its entirety and you have no further rights or entitlements under the CIC Agreement. No amendment to this Agreement shall be binding upon either party unless in writing and signed by or on behalf of such party. The obligations of the parties hereto are severable and divisible. In the event any provision hereunder is determined to be illegal or unenforceable, the remainder of this Agreement shall continue in full force and effect.
8.    Employment At Will; Tax Withholding. This Agreement does not provide a guarantee of employment for any specific duration or a guarantee of any fixed terms or conditions of employment. Your employment with the Company will be “at will”, which means that either you or the Company may terminate your employment relationship at any time, with or without cause or notice. Employment with the Company for purposes of this Agreement shall include employment with any subsidiary or affiliate of the Company. The Company reserves the right to withhold or cause to be withheld applicable taxes from any amounts paid pursuant to this Agreement to the extent required by applicable law. You, or your estate, shall be responsible for any and all tax liability imposed on amounts paid hereunder.
[Signature Page Follows.]

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Sincerely,
By:	/s/ Christine A. Wolf
Name: Christine A. Wolf
Title: SVP, Chief Human Resources Officer
Acknowledged and Agreed:
/s/ Theodore A. Dosch
Theodore A. Dosch

Exhibit A
Term Sheet

Title; Reporting:	Executive Vice President Strategy & Chief Transformation Officer, reporting to the Chief Executive Officer of the Company.
Annual Base Salary:	$625,000 annual rate to be paid in accordance with the applicable payroll practice in effect from time to time
Annual Cash Bonus:
Your target annual bonus will be 100% of your annual base salary with a payout opportunity of zero to 200% of your annual base salary, based on the achievement of performance objectives as established annually by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”). Payment of your earned annual bonus (if any) is subject to your continued employment through the applicable bonus payment date, except as otherwise provided in this Term Sheet or by the terms of the Company’s annual bonus program as in effect from time to time.
You will have a full-year bonus opportunity (without proration) for the Company’s fiscal year 2020. Your actual bonus payout for the Company’s fiscal year 2020 will be based on (i) with respect to a minimum of 75% of the total bonus opportunity, the actual level of achievement, as determined by the Company, of the fiscal year 2020 performance goals (both corporate and individual) established by Anixter in the first quarter of 2020, measured with respect to the full fiscal year 2020 and (ii) with respect to a maximum of 25% of the total opportunity, the actual level of achievement, as determined by the Company, of the performance goals to be established by the Company after the Effective Date based on combined entity performance and your role in the integration, measured with respect to the period from the Effective Date through the end of the Company’s fiscal year 2020.

If your employment is terminated by the Company without Cause on or after the Effective Date and prior to the payment of the fiscal year 2020 bonus, then, subject to your execution and delivery of a release of claims in the form provided by the Company and such release becoming effective and irrevocable within the time period specified therein, you will be entitled to receive, within 60 days after your termination date, a prorated 2020 bonus equal to the product of your target bonus multiplied by a fraction, the numerator of which is the number of days from January 1, 2020 through the earlier of your termination date and December 31, 2020 and the denominator of which is 366.

Annual Equity Awards:	Beginning with the Company’s fiscal year 2021, you will be eligible to receive annual equity awards during your employment with the Company. It is expected that your annual equity awards for the Company’s fiscal year 2021 will have an aggregate grant date fair value of $1,400,000, subject to approval by the Compensation Committee. The form, terms and conditions of your annual equity awards will be based on performance and award guidelines established periodically by the Compensation Committee.
Stock Ownership Guidelines:	It is expected that you achieve and maintain an ownership position in Company common stock equal to 2x your annual base salary no later than 5 years following your date of employment.
Health, Welfare, and Other Benefit Programs:	You will be eligible to participate in all corporate benefit programs in accordance with standard policies and procedures in effect from time to time, it being understood that you will continue to participate in Anixter’s benefit programs unless and until the Company determines that you should be transitioned to the Company benefit programs.
Cash Retention Award:
On the Effective Date, you will be granted a cash retention award (the “Cash Retention Award”) in the aggregate amount of $2,660,000. The Cash Retention Award will vest in equal installments on each of the first two anniversaries of the Effective Date, subject, in each case, to your continued employment with the Company through the applicable anniversary date. If your employment is terminated by the Company without Cause (as defined below in this Term Sheet), then, subject to your execution and delivery of a release of claims in the form provided by the Company and such release becoming effective and irrevocable within the time period specified therein, any then-unvested portion of the Cash Retention Award will vest. Any vested portion of the Cash Retention Award will be paid within 60 days following the applicable vesting date.

Special Retention Award:
On the first trading that is at least 10 calendar days after the Effective Date, you will be granted a Company equity award in the form of restricted stock units (which may provide for settlement in common stock or cash, as determined by the Company in its discretion) with a grant date value of $1,400,000 (the “Special Retention Award”). The Special Retention Award will vest as to 30% of the restricted stock units subject to the Special Retention Award on each of the first and second anniversaries of the grant date and as to 40% of the restricted stock units subject to the Special Retention Award on the third anniversary of the grant date, subject, in each case, to your continued employment with the Company through the applicable anniversary date, and will otherwise be subject to the terms and conditions set forth in the applicable award agreement.

Assumed Award:
Upon the closing of the Merger, the annual restricted stock unit award granted to you by Anixter in March 2020 will be assumed by the Company in accordance with the terms of the Merger Agreement and the applicable award agreement and will otherwise continue to be subject to its terms and conditions in effect as of immediately prior to the closing of the Merger, except that for purposes of such award, the definitions of “Cause” and “Good Reason” are hereby superseded and replaced in their entirety with the corresponding definitions set forth below in this Term Sheet.

Severance:
If your employment is terminated by the Company without Cause on or after the Effective Date, then, subject to your execution and delivery of a release of claims in the form provided by the Company and such release becoming effective and irrevocable within the time period specified therein, you will be entitled to receive the following severance payments:
(i) cash severance equal to 12 months of your then-current annual base salary, payable in installments over the 12 months following your termination date (provided that any installments that would otherwise have been paid during the period between your termination date and the 60th day following your termination date shall be accumulated and paid on the first regularly scheduled payroll date occurring after the 60th day following your termination date); and
(ii) a prorated bonus, payable within 60 days following your termination date, equal to the product of your then-current target bonus multiplied by a fraction, the numerator of which is the number of days from January 1 of the fiscal year in which your termination date occurs through the earlier of your termination date and December 31 of such fiscal year and the denominator of which is the total number of days in such fiscal year. However, in light of the prorated bonus contemplated by the section of this Term Sheet entitled “Annual Cash Bonus” and in order to avoid a duplication of payments, if your employment is terminated by the Company without Cause during fiscal year 2020, you shall not be entitled to the prorated target bonus described in this clause (ii).
If the Company adopts a change in control severance plan on or after the Effective Date, then you will be eligible to participate in such plan in accordance with its terms as in effect from time to time.

Certain Definitions:	For purposes of the Agreement, the following capitalized terms shall have the following meanings:

“Cause” means:
(i) your willful and continued failure to substantially perform your employment duties (other than such failure resulting from physical or mental incapacity), after a written demand for substantial performance is delivered to you that specifically identifies the manner in which the Company believes you have failed to perform your duties, and after you have failed to resume substantial performance of your duties on a continuous basis within thirty (30) calendar days of receiving such demand;
(ii) the Company’s determination, in good faith, that you have engaged in willful misconduct or gross negligence relating to the business of the Company;
(iii) a plea of guilty or nolo contendere by you to, or your conviction of, a felony under federal or state law; or
(iv) your material breach of any written policy of the Company, including without limitation the Company’s Code of Conduct.
“Good Reason” means, without your express written consent, the occurrence of any of the following events:
(i) a material diminution in your reporting relationship or authority, duties and responsibilities with the Company, in each case, as in effect immediately after the Effective Date (provided that the Company may assign the duties and responsibilities of the chief information officer to another executive and such change shall not constitute Good Reason);
(ii) a material reduction in your target total cash compensation (consisting of rate of annual base salary and target bonus opportunity, in each case, as set forth in this Term Sheet or as the same may be increased from time to time after the Effective Date), excluding any reduction that occurs in connection with an across-the-board reduction applicable to substantially the entire senior management team; or
(iii) any requirement that you be based more than 50 miles from the facility where you are based immediately before the Effective Date (excluding reasonable travel on Company business to the extent substantially consistent with your authority, duties or responsibilities with the Company);
provided, however, that Good Reason shall not exist unless (A) you provide written notice to the Company within 90 days of the initial occurrence of any of the events described in clause (i), (ii) or (iii), or, if later, the date on which you first have knowledge of the circumstances constituting such event; (B) the Company fails to cure the event or circumstances within thirty (30) days after receipt of such notice; and (C) your termination of employment is effective not later than 180 days following the initial existence of the event giving rise to Good Reason.

Exhibit B
Restrictive Covenants
(a)    Non-Competition. You acknowledge and recognize the confidential information and records provided by the Company and Anixter and their respective successors and assigns, the benefits contemplated under this Agreement, and the professional training and experience you have received from Anixter and will receive from the Company and Anixter, as well as the highly competitive nature of the business of the Company and Anixter, and in consideration of all of the above, you agree that (i) during your employment with the Company and (ii) for the (A) 24 months thereafter, if your termination of employment occurs on or prior to the second anniversary of the Effective Date or (B) 12 months thereafter, if your termination of employment occurs after the second anniversary of the Effective Date (clause (A) or (B), as applicable, the “Restriction Period”), you shall not engage, directly or indirectly, in any Covered Business (as defined below) in any state of the United States of America or any nation in which the Company, Anixter, and their respective subsidiaries and affiliates (collectively, the “Company Group”) is conducting business as of the date of your termination of employment with the Company Group. For purposes of this Letter, “Covered Business” shall mean any business engaged in by the Company Group immediately prior to the date of your termination of employment with the Company Group. For purposes of this clause (a), the phrase “engaging, directly or indirectly” shall mean engaging directly or having an interest, directly or indirectly, as an owner, partner, shareholder, agent, representative, employee, officer, director, independent contractor, capital investor, lender, consultant or advisor (other than as the holder of less than 1% of the outstanding stock of a publicly traded corporation or less than 3% of any private equity fund), either alone or in association with others, in the operation of any aspect of any type of business or enterprise engaged in any aspect of the Covered Business.
(b)    Non-Solicitation. You agree that during your employment with the Company Group and for the duration of the Restriction Period, you shall not, directly or indirectly, (i) solicit or attempt to solicit any of the employees, agents, consultants, or representatives of the Company Group to leave the Company Group; (ii) solicit or attempt to solicit any of the employees, agents, consultants or representatives of the Company Group to become employees, agents, representatives or consultants of any other person or entity; (iii) call upon, contact or solicit any customer or prospective customer of the Company Group (A) with whom you dealt directly or indirectly or for which you had responsibility while employed by the Company Group or (B) about whom you acquired Confidential Information (as defined below) during your employment with the Company Group, for the purpose of offering, selling or providing products or services that are competitive with those then offered by the Company Group; or (iv) solicit or divert, or attempt to solicit or divert, any opportunity or business of the Company Group to any competitor.
(c)    Reasonableness. You understand that the provisions of clauses (a) and (b) may limit your ability to earn a livelihood in a business similar to the businesses of the Company Group but nevertheless agree and hereby acknowledge that the restrictions and limitations thereof are reasonable in scope, area, and duration, are reasonably necessary to protect the goodwill and business interests of the Company, and that the consideration provided under, or contemplated by, this Agreement is sufficient to justify the restrictions contained in such provisions. Accordingly, in consideration thereof and in light of your education, skills and abilities, you agree that the you shall not assert that, and it should not be considered that, such provisions are either unreasonable in scope, area, or duration, or will prevent you from earning a living, or otherwise are void, voidable, or unenforceable or should be voided or held unenforceable.
(d)    Nondisparagement. You shall not disparage, malign, or otherwise say or do anything which is intended to or could reasonably be expected to adversely affect the reputation or standing of the Company.
(e)    Enforcement.
(1)    The parties hereto agree and acknowledge that the covenants and agreements contained herein are reasonable in scope, area, and duration and necessary to protect the reasonable competitive business interests of the Company Group, including, without limitation, the value of the proprietary information and goodwill of the Company Group.
(2)    You agree that the covenants and undertakings contained in this Exhibit B relate to matters which are of a special, unique and extraordinary character and that the Company cannot be reasonably or adequately compensated in damages in an action at law in the event that you breach any of these covenants or undertakings. Therefore, you agree that the Company shall be entitled, as a matter of course, without the need to prove irreparable injury, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by you and such other persons as the court shall order. You agree to pay costs and legal fees incurred by the Company in obtaining such injunction and the Company agrees to pay costs and legal fees incurred by you in any unsuccessful effort to obtain such injunction.
(3)    Rights and remedies provided for in this clause (e) are cumulative and shall be in addition to rights and remedies otherwise available to the parties under any other agreement or applicable law.
(4)    In the event that any provision of this Exhibit B shall to any extent be held invalid, unreasonable or unenforceable in any circumstances, the parties hereto agree that the remainder of this Exhibit B and the application of such provision of this Exhibit B to other circumstances shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Exhibit B is held to be unenforceable because of the scope or duration of or the area covered by such provision, the parties hereto agree that the court or arbitrator making such determination shall reduce the scope, duration and/or area of such provision (and shall substitute appropriate provisions for any such unenforceable provisions to the minimum extent necessary) in order to make such provision enforceable to the fullest extent permitted by law, and/or shall delete specific words and phrases, and such modified provision shall then be enforceable and shall be enforced. The parties hereto recognize that if, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants contained in this Exhibit B, then that unenforceable covenant
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contained in this Exhibit B shall be deemed eliminated from these provisions to the extent necessary to permit the remaining separate covenants to be enforced. In the event that any court or arbitrator determines that the time period or the area, or both, are unreasonable and that any of the covenants is to that extent unenforceable, the parties hereto agree that such covenants will remain in full force and effect, first, for the greatest time period, and second, in the greatest geographical area that would not render them unenforceable.

(f)    “Confidential Information” means information regarding the business or operations of the Company Group, both oral and written, including, but not limited to, documents and Company Group information contained in such documents; drawings; designs; plans; specifications; instructions; data; manuals; electronic media such as computer disks, computer programs, and data stored electronically; security code numbers; financial, marketing and strategic information; product pricing and customer information, that any member of the Company Group discloses to you or you otherwise learn or ascertain in any manner as a result of, or in relation to, your employment with the Company Group. Other than as required by applicable law, you agree: (i) to use Confidential Information only for the purposes required or appropriate for your employment with the Company Group; (ii) not to disclose to anyone Confidential Information without the Company’s prior written approval; and (iii) not to allow anyone’s use or access to Confidential Information, other than as required or appropriate for your employment with the Company Group. The foregoing shall not apply to information that is in the public domain, provided that you were not responsible, directly or indirectly, for such information entering into public domain without the Company’s approval. You agree to return to the Company all Confidential Information in your possession upon termination of your employment or at any time requested by the Company.

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